UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BACTERIN INTERNATIONAL

HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.000001 PAR VALUE

(Title of Class of Securities)

05644R101

(CUSIP Number)

APRIL 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05644R101	Page 2 of 5 Pages

1.	Name of reporting persons Rawleigh Hazen Ralls, IV
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 945,000
	6.	Shared voting power 1,292,200
	7.	Sole dispositive power 945,000
	8.	Shared dispositive power 1,292,200
9.	Aggregate amount beneficially owned by each reporting person 2,237,200
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.2% (1)
12.	Type of reporting person (see instructions) IN

(1)	This percentage is calculated based upon 42,649,964 shares of the Issuer’s common stock outstanding as of March 5, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2012 (Commission File No. 001-34951) filed with the Securities and Exchange Commission on March 27, 2013.

CUSIP No. 05644R101	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Bacterin International Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

664 Cruiser Lane

Belgrade, Montana 59714

Item 2(a)	Name of Person Filing

Rawleigh Hazen Ralls, IV

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Lacuna, LLC

1100 Spruce Street, Suite 202

Boulder, Colorado 80302

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.000001 par value

Item 2(e)	CUSIP Number

05644R101

Item 3

Not applicable.

Item 4	Ownership

	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

Rawleigh Hazen Ralls, IV	945,000	1,292,200	945,000	1,292,200	2,237,200	5.2%

(1)	Includes 1,197,200 shares held by Lacuna Hedge Fund LLLP (“Lacuna Hedge”). Lacuna, LLC serves as the sole general partner of Lacuna Hedge GP LLLP, which serves as the sole general partner of Lacuna Hedge. Mr. Ralls is a managing director of Lacuna, LLC and may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein. Also includes 95,000 shares held by Mr. Ralls’ wife. Mr. Ralls disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.
(2)	This percentage is calculated based upon 42,649,964 shares of the Issuer’s common stock outstanding as of March 5, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2012 (Commission File No. 001-34951) filed with the Securities and Exchange Commission on March 27, 2013.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent of Another Person

The members of Lacuna, LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Lacuna Hedge in accordance with their ownership interests in Lacuna, LLC.

CUSIP No. 25500T108	Page 4 of 5 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 26th day of April, 2013.

/s/ Rawleigh Hazen Ralls, IV
RAWLEIGH HAZEN RALLS, IV